Exhibit 1

Media Release

18 May 2018

WESTPAC ANNOUNCES NEW GROUP EXECUTIVE APPOINTMENT

Westpac Group Chief Executive Officer (CEO), Brian Hartzer, today announced the appointment of Carolyn McCann to the new position of Group Executive, Customer & Corporate Relations. Ms McCann is currently Westpac’s General Manager, Corporate Affairs and Sustainability.

Mr Hartzer said the creation of the new role recognises the importance of setting high service standards and quickly resolving customer issues in managing the bank’s relationship with its customers and the broader community.

“Westpac aspires to be one of the world’s great service companies, delivering superior customer service and helping our customers to meet their financial goals.

“Appointing a Group Executive to oversee our customer resolution teams, alongside our corporate affairs and sustainability functions, is an important step in meeting our commitment to delivering superior customer service.

“We are committed to running Westpac in a way that is fair to customers and supports them over the long term. And while we’re making good progress on our commitment to “get it right” in the first place, it’s also important that we “put it right” for our customers when things go wrong.

“It’s clear that in a number of instances we have been too slow in resolving genuine customer issues. This is not good enough. Customers have a right to expect fair, timely, and effective resolution if they believe they have a concern or complaint.

“The new Customer & Corporate Relations division will raise the importance and urgency around both objectives, as well as maintaining open lines of communication with all of our stakeholder groups so that we can identify and resolve the root causes of any new issues.

“Carolyn’s appointment to the Group Executive team will ensure that our customer agenda and any emerging customer issues stay front and centre at the highest levels of the Bank.

“Carolyn is a highly experienced executive who is well known across the bank for her passion for our customers and our service-oriented culture,” Mr Hartzer said.

Ms McCann joined Westpac in 2013 with responsibility for external affairs, communications, government relations and sustainability across the Westpac Group.

Prior to joining Westpac, Ms McCann spent 13 years at Insurance Australia Group in various positions, including Group General Manager, Corporate Affairs & Investor Relations, where she had responsibility for corporate affairs, investor relations, brand integrity, government relations and stakeholder engagement.

Ms McCann’s appointment is effective Monday 18 June 2018.

-ENDS-

For Further Information

David Lording – Media	Andrew Bowden – Investor Relations
M. 0419 683 411	M. 0438 284 863